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(212) 455-3986	jbonnie@stblaw.com

January 20, 2011

VIA EDGAR

Re:	Evercore Partners Inc.
Registration Statement on Form S-3
Filed December 30, 2010
File No. 333-171487

Dieter King, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4631

Washington, D.C. 20549

Dear Mr. King:

On behalf of Evercore Partners Inc., we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 to the above-referenced Registration Statement, marked to show changes from the Registration Statement as filed on December 30, 2010. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated January 5, 2011, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by Evercore Partners Inc.

Securities and Exchange Commission	-2-	January 20, 2011

Selling Stockholders, page 10

1.	Please identify by name the natural person or persons who exercise voting or investment control, or both, with respect to the shares held by MTS Holding Corp. Please refer to Question 140.02 of the Division’s Compliance & Disclosure Interpretations for Regulation S-K, which can be found on our website.

Evercore Partners Inc. has revised page 10 of the Registration Statement to identify Martin Sosnoff as the sole owner of MTS Holding Corp and disclose that Mr. Sosnoff exercises sole voting and investment control over the shares of the Class A common stock of Evercore Partners Inc. held by MTS Holding Corp.

2.	We note that MTS Holding Corp is a selling stockholder. Please tell us whether MTS Holding Corp is a broker-dealer or an affiliate of a broker-dealer. If MTS Holding Corp is a broker-dealer, please revise the prospectus to state that MTS Holding Corp is an underwriter. If MTS Holding Corp is an affiliate of a broker-dealer, please revise the prospectus to state that (a) MTS Holding Corp purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If MTS Holding Corp cannot provide these representations, then the prospectus should state that MTS Holding Corp is an underwriter. Notwithstanding any of the foregoing, you do not need to identify as underwriters broker-dealers and their affiliates who received their securities as compensation for underwriting activities.

Evercore Partners Inc. advises the Staff that MTS Holding Corp is neither a broker-dealer nor an affiliate of a broker-dealer.

Plan of Distribution, page 11

3.	Please revise the prospectus to disclose that the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with any sales covered by the registration statement. You should modify this disclosure to the extent any of the selling stockholders are in fact underwriters.

Evercore Partners Inc. has revised page 12 of the Registration Statement to include the statement requested by the Staff.

Part II

Item 16. Exhibits, page II-1

4.	Please tell us what consideration you have given to filing as an exhibit to the registration statement the Registration Rights Agreement identified on page i of the prospectus.

Evercore Partners Inc. respectfully acknowledges the Staff’s comment and has revised the Registration Statement to include the Registration Rights Agreement referenced on page i of the prospectus as Exhibit 4.3 to the Registration Statement.

* * * * * * * * * *

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

[signature on next page]

Securities and Exchange Commission	-3-	January 20, 2011

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Pamela Long, Esq.

Evercore Partners Inc.
Adam B. Frankel, Esq.